Filed by Roslyn Bancorp, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Roslyn Bancorp, Inc.
                                                      Commission File No. 0-2886

Beginning on July 29, 2003, Roslyn Bancorp, Inc. and New York Community Bancorp, Inc. intend to make a written presentation available to, and to distribute it to, current and prospective investors, and to post the presentation on their respective web sites, which presentation follows:

                     NEW YORK COMMUNITY BANCORP, INC. [LOGO]
                     ---------------------------------------


                      COMBINING STRENGTHS. CREATING VALUE.


                          ROSLYN BANCORP, INC. [LOGO]

FORWARD LOOKING STATEMENTS AND RISK FACTORS

--------------------------------------------------------------------------------

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be filing a joint proxy statement / prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc. will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, New York 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc., may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

          Forward-looking Statements and Associated Risk Factors

This presentation, and other written materials and oral statements made by management, may contain certain forward-looking statements regarding the companies' prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The companies intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the companies, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. The companies' ability to predict results or the actual effects of their plans and strategies, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this presentation: the ability of the two companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies; operations, pricing, and services.

The companies undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

THE MERGER WILL ENHANCE NYB'S FRANCISE, PERFORMANCE, AND VALUE.

--------------------------------------------------------------------------------

O Creates the NY Metro region's largest community bank, based on market capitalization and total assets

O Is immediately 18% accretive to diluted GAAP EPS prior to the $3.5 billion downsizing of the securities portfolio; when the downsizing is completed, the merger will still produce 10% diluted EPS accretion

0    Combines a premier asset generator with a premier deposit accumulator

0 Strengthens the Company's capacity for capital generation and capital management initiatives

0    Increases deposit share in Brooklyn, Queens, Nassau, and Suffolk markets

0 $3.5 billion downsizing of the securities portfolio reduces leverage at an opportune time

0 Joins two companies with significant integration expertise, common operating philosophies, and identical systems platforms

0    Creates a significant opportunity for shareholder value creation

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

NYB WILL BE THE NY METRO REGION'S LARGEST COMMUNITY BANK, BASED ON MARKET
CAP.(A)

--------------------------------------------------------------------------------

[Bar Graph]

(in millions)

--------------------
INCREASED MARKET CAP
--------------------

CAGR: 93.19%

  $570      $1,087    $2,329     $3,052     $4,034    $6,408
---------------------------------------------------------------
12/31/99   12/31/00   12/31/01   12/31/02   6/30/03   7/14/03
                                                      PRO FORMA
                                                      W/RSLN


(a) The NY Metro region includes Kings, Queens, Richmond, Nassau, and Suffolk counties.

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

NYB WILL BE THE NY METRO REGION'S LARGEST COMMUNITY BANK, BASED ON TOTAL ASSETS.

--------------------------------------------------------------------------------

(Bar Graph)

(in billions)

------------
ASSET GROWTH
------------

CAGR: 100.95%

  $1.9      $4.7       $9.2       $11.3      $12.4     $23.2(a)
---------------------------------------------------------------
12/31/99   12/31/00   12/31/01   12/31/02   6/30/03   6/30/03
                                                      PRO FORMA
                                                      W/RSLN

(a) Excludes the projected $3.5 billion downsizing of the securities portfolio.

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

NYB WILL BE THE NY METRO REGION'S SECOND LARGEST THRIFT DEPOSITORY.

--------------------------------------------------------------------------------

(Bar Graph)

(in billions)

-------------------
CORE DEPOSIT GROWTH
-------------------

CAGR: 113.48%

                   $0.4      $1.4       $3.0       $3.3      $3.4       $6.1
                 ---------------------------------------------------------------
                 12/31/99   12/31/00   12/31/01   12/31/02   6/30/03   6/30/03
                                                                       PRO FORMA
                                                                       W/RSLN

--------------------------------------------------------------------------------
CORE/TOTAL
DEPOSITS:          38.8%     42.5%      55.8%     62.9%       66.0%      54.3%

LOANS/TOTAL
DEPOSITS:          150.0%    111.6%     99.2%     104.4%      114.8%     84.1%
--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

THE MERGER IS EXPECTED TO BE 10% ACCRETIVE TO NYB'S DILUTED EPS IN 2004.

--------------------------------------------------------------------------------

[Bar Graph]

------------------
DILUTED EPS GROWTH
------------------

CAGR: 35.20%

                                  $2.04-
$0.56  $0.62(a) $1.01(a)  $1.67   $2.10(b)  $2.53(c)
------------------------------------------------------
1999     2000     2001     2002     2003     2004
                                             PRO FORMA
                                             W/RSLN

0   Core earnings; please see reconciliation to GAAP earnings on page 29
0   Company estimates
0 Reflects the projected $3.5 billion reduction in securities, which will reduce pro forma diluted EPS from $2.72 to $2.53.

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

THE MERGER WILL JOIN A PREMIER ASSET GENERATOR WITH A PREMIER DEPOSIT
ACCUMULATOR.

--------------------------------------------------------------------------------

(Bar Graph)

(in millions)

NYB A PREMIER LOAN ORIGINATOR

$615.9   $1,150.1   $2,560.1  $3,077.7     $5,546.4
-----------------------------------------------------
 2000      2001      2002      2003(a)      2003
                                            PRO FORMA
                                            W/RSLN

TOTAL LOAN ORIGINATIONS

(a) 1H 03 Annualized

(Bar Graph)

(in millions)

RSLN A PREMIER DEPOSIT ACCUMULATOR

$4,076.8    $4,486.8     $5,710.9     $6,085.1    $11,184.9
------------------------------------------------------------
12/31/00     12/31/01     12/31/02     6/30/03     6/30/03
                                                   PRO FORMA
                                                   W/NYB

TOTAL DEPOSITS

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

WE HAVE SIGNIFICANTLY GROWN OUR PREFERRED LOAN PORTFOLIOS.

--------------------------------------------------------------------------------

(Bar Graph)

(in millions)

NYB MULTI-FAMILIY LOAN ORIGINATIONS

CAGR: 42.54%

$603.4   $541.7  $791.3  $2,055.5   2,491.2(a)
----------------------------------------------
1999     2000     2001     2002       2003


(Bar Graph)

(in millions)

RSLN MULTI-FAMILIY/CONSTRUCTION LOAN ORIGINATIONS

CAGR: 99.46%

$127.6   $167.9  $403.2   $582.0    2,019.7(a)
----------------------------------------------
1999     2000     2001     2002       2003

(a) 1H 03 Annualized

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

WE BOTH HAVE A PROFITABLE, EFFICIENT, AND RISK-AVERSE LENDING NICHE.

--------------------------------------------------------------------------------

                                      NYB

0       Rent-controlled /-stabilized buildings generate stable cash flow

0       5-year fixed / 5-year adjustable term

0       Pre-payment penalties:  5-4-3-2-1 points

0       Average term to refi:  4 years

0       Average loan at 6/30/03:  $2.1 million

0       Average LTV ratio at 6/30/03:  57.1%

0       Minimum debt coverage ratio:  120%

0       No net charge-offs since 1987

--------------------------------------------------------------------------------

                                      RSLN

0 Construction and multi-family rehab loans currently yielding spreads of approximately 300 bps

0       Adjustable rate loans, tied to prime or LIBOR

0       Average project takes 18-24 months to complete

0       Average loan-to-value ratio:  60.7% (a)

0       Primary relationship with 9 of Long Island's top 10 developers

0       No net charge-offs on construction loans originated since 1993

(a) Includes permanent multi-family loans.

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

THE QUALITY OF OUR ASSETS CONSISTENTLY EXCEEDS THE INDUSTRY AVERAGE.

--------------------------------------------------------------------------------

(Bar Graph)

--------------------
NPAS TO TOTAL ASSETS
--------------------

NYB


0.52%   0.17%   0.53%   0.19%   0.67%   0.19%   0.70%   0.15%   0.62%   0.11%
--------------------------------------------------------------------------------
U.S.    NYB     U.S.    NYB     U.S.    NYB     U.S.    NYB     U.S.    NYB
Thrifts         Thrifts         Thrifts         Thrifts         Thrifts

12/31/99        12/31/00        12/31/01        12/31/02        6/30/03


RSLN


0.52%   0.25%   0.53%   0.13%   0.67%   0.53%   0.70%   0.39%   0.62%   0.26%
--------------------------------------------------------------------------------
U.S.    RSLN    U.S.    RSLN    U.S.    RSLN    U.S.    RSLN    U.S.    RSLN
Thrifts         Thrifts         Thrifts         Thrifts         Thrifts

12/31/99        12/31/00        12/31/01        12/31/02        6/30/03

Industry Data Source: SNL Financial

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

THE LEVEL OF NET CHARGE-OFFS ATTESTS TO OUR UNDERWRITING STANDARDS.

--------------------------------------------------------------------------------

(Bar Graph)

---------------------
NCOS TO AVERAGE LOANS
---------------------

NYB


0.14%   0.00%   0.14%   0.00%   0.18%   0.00%   0.19%   0.00%   0.19%   0.00%
--------------------------------------------------------------------------------
U.S.    NYB     U.S.    NYB     U.S.    NYB     U.S.    NYB     U.S.    NYB
Thrifts         Thrifts         Thrifts         Thrifts         Thrifts

12/31/99        12/31/00        12/31/01        12/31/02        6/30/03


RSLN


0.14%   0.00%   0.14%   0.02%   0.18%   0.02%   0.19%   0.01%   0.19%   0.01%
--------------------------------------------------------------------------------
U.S.    RSLN    U.S.    RSLN    U.S.    RSLN    U.S.    RSLN    U.S.    RSLN
Thrifts         Thrifts         Thrifts         Thrifts         Thrifts

12/31/99        12/31/00        12/31/01        12/31/02        6/30/03

Industry Data Source: SNL Financial

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

WE SERVE OVER ONE MILLION ACCOUNTS IN A HIGH NET WORTH MARKETPLACE.

--------------------------------------------------------------------------------

(Map of NYB and RSLN locations in the NY Metro Region)

(Bar Graph)

POPULATION

(in millions)

  1.33         1.42        1.33      2.23        2.47        0.44
-----------------------------------------------------------------
The Bronx     Suffolk     Nassau     Queens     Brooklyn     S.I.

TOTAL: 9.22 million


HOUSEHOLDS

(in millions)

  0.463        0.469      0.447      0.783       0.881      0.160
-----------------------------------------------------------------
The Bronx     Suffolk     Nassau     Queens     Brooklyn     S.I.

TOTAL: 3.20 million


TOTAL DEPOSITS

(in billions)

  $9.1         $24.7      $38.6      $31.8       $27.2       $7.2
-----------------------------------------------------------------
The Bronx     Suffolk     Nassau     Queens     Brooklyn     S.I.

TOTAL: $138.7 billion

Map Source: Y-Merge.com, a division of SNL Financial

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

THE MERGER WILL BOOST NYB'S RANKS AMONG BANKS IN THE NY METRO REGION.

--------------------------------------------------------------------------------

(dollars in millions)
================================================================================

RANK  INSTITUTION               DEPOSIT(a)     DEPOSIT SHARE(a)      BRANCHES(a)
================================================================================
1     J.P. Morgan Chase         $20,281         15.6%                   151
2     Citigroup                  16,959         13.0                    135
3     Astoria Financial          10,878         8.3                     83
================================================================================
4     PRO FORMA NYB w/RSLN       9,849          7.6                     115
================================================================================
5     GreenPoint                 9,372          7.2                     61
6     North Fork                 8,932          6.9                     128
7     HSBC                       8,857          6.8                     95
8     Washington Mutual          8,379          6.4                     80
9     FleetBoston                6,283          4.8                     107
================================================================================
10    RSLN                       5,198          4.0                     31
================================================================================
11    NYB                        4,651          3.6                     84
================================================================================
12    Bank of New York           3,753          2.9                     108
13    Independence Community
      Bancorp                    3,656          2.8                     35
14    Staten Island Bancorp      2,556          2.0                     19
15    Apple Bank for Savings     2,446          1.9                     27
================================================================================

Source: SNL DataSource. Deposit data as of June 30, 2002.

(a) Deposits, deposit share, and branches listed for the Metro NY region (Kings, Queens, Richmond, Nassau, and Suffolk counties) only.

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

ON A PRO FORMA BASIS, NYB RANKS AMONG THE LEADING THRIFTS IN ITS CORE MARKETS.

--------------------------------------------------------------------------------

------
QUEENS
------

RANK    THRIFT    TOTAL DEPOSIT SHARE
-------------------------------------

0         AF            9.86%
0         NYB           9.37(a)
0         GPT           6.60
0      Ridgewood        4.24
0         ICBC          2.79


-------------
STATEN ISLAND
-------------

RANK    THRIFT    TOTAL DEPOSIT SHARE
-------------------------------------
0         SIB           32.35%
0         NYB           21.95
0         WM            6.35
0         ICBC          3.84


------
NASSAU
------

RANK    THRIFT    TOTAL DEPOSIT SHARE
-------------------------------------
0         GPT           10.00%
0         AF            9.92
0         NYB           9.17(a)
0         WM            6.21


(a) Pro forma w/RSLN

Source: SNL DataSource. Deposit data as of June 30, 2002.

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

NYB'S STRUCTURE RECOGNIZED AND CAPITALIZES ON THE BRAND EQUITY OF ITS DIVISIONAL BANKS.

--------------------------------------------------------------------------------

                        NEW YORK COMMUNITY BANCORP, INC.
                                       '
                            NEW YORK COMMUNITY BANK

   QUEENS COUNTY                   ROSLYN                  RICHMOND COUNTY
   SAVINGS BANK*                 SAVINGS BANK*               SAVINGS BANK*

CFS BANK*        IRONBOUND BANK*       FIRST SAVINGS*           SOUTH JERSEY*
                                         BANK OF NJ                 BANK

*Multiple Community Divisions

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

WE PLACE AN EMPHASIS ON COMMUNITY BANKING.

--------------------------------------------------------------------------------

0        Name retention engenders customer loyalty*

0        Tradition of personal service appeals to customer base*

0 Longstanding banking relationships are expanded through provision of alternative investment products / wealth services*

0        Needs of consumers / small businesses are addressed*

0 Visibility is enhanced by Richmond County Savings and Roslyn Foundation charitable giving*

*A SHARED EMPHASIS ON COMMUNITY BANKING

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

WE EMPHASIZE CONVENIENCE AND EXCEPTIONAL CUSTOMER SERVICE.

--------------------------------------------------------------------------------

0        Hours:                     Weekend, extended evening, and early-bird
                                    hours

0        Products & services:       A full-service menu of traditional banking
                                    products and services, complemented by an extensive range of alternative investment products

0        Multiple service channels: Bank online, by phone, or by mail

0        Easy access:               Walk-up windows, drive-up bays, ATMs

0        Staffing:                  Over 400 licensed retail personnel in
                                    addition to a fully commissioned sales force

0        Technology:                State-of-the-art ATMs and online real time
                                    processing

--------------------------------------------------------------------------------

COMBINING STRENGTHS: THE NYB/RSLN MERGER

WE RANK AMONG THE MOST EFFICIENT THRIFTS IN THE NATION.

--------------------------------------------------------------------------------

(Bar Graph)

----------------
EFFICIENCY RATIO
----------------

NYB

63.13%  29.95%  65.72%  30.20%(a) 66.42%  35.03(a) 62.67%  25.32% 61.81%  24.52%
--------------------------------------------------------------------------------
U.S.    NYB     U.S.    NYB       U.S.    NYB      U.S.    NYB    U.S.    NYB
Thrifts         Thrifts           Thrifts          Thrifts        Thrifts

   1999            2000              2001             2002           1H 03


RSLN

63.13%  31.57%  65.72%  33.92%    66.42%  31.56    62.67%  27.65% 61.81%  26.56%
--------------------------------------------------------------------------------
U.S.    RSLN    U.S.    RSLN      U.S.    RSLN     U.S.    RSLN   U.S.    RSLN
Thrifts         Thrifts           Thrifts          Thrifts        Thrifts

   1999            2000              2001             2002           1H 03

(a) Core efficiency ratio; please see reconciliation to GAAP efficiency ratio on page 29.

Industry Data Source: SNL Financial

--------------------------------------------------------------------------------

COMBINING STRENGTHS:  THE NYB/RSLB MERGER

WE GENERATE THE HIGHEST NEW INCOME PER FTE AMONG OUR LOCAL PEERS
-------------------------------------------------------------------------------

                             ----------------------
                             NET INCOME PER FTE (A)
                                 (in thousands)
                             ----------------------


                  $192.1   $185.2   $111.2   $107.5   $92.2   $43.9
                  -------------------------------------------------
                   RSLN      NYB      AF      GPT      ICBC    SIB


(a) 1Q 03 net income annualized;  FTE at 3/31/03
-------------------------------------------------------------------------------
                                                                             20

COMBINING STRENGTHS:  THE NYB/RSLN MERGER

OUR EFFICIENCY STEMS FROM SEVERAL SOURCES
-------------------------------------------------------------------------------


   o   Emphasizing on multi-family / construction lending --|
                                                            |
   o   Above-averace deposits per traditional branch        |
       (NYB: $79 million; RSN: $164 million at 6/30/03      |
                                                            |
   o   Franchise expansion through M & A                    |    ----------
                                                            |-   SOURCES OF
   o   Cost-effective de nono branch expansion              |    EFFICIENCY
                                                            |    ----------
   o   Hub & spoke approach to in-store branching           |
                                                            |
   o   Profitable third-party alliances                   --|


-------------------------------------------------------------------------------
                                                                             21

COMBINING STRENGTHS:  THE NYB/RSLN MERGER

WE CAN GENERATE SIGNIFICANT REVENUES THOUGHT THIRD-PARTY ALLIANCES.
-------------------------------------------------------------------------------


   o   Conduit leanding:              --|
                                        |
        o   1-4 family loans            |
                                        |
        o   Consumer loans              |
                                        |         -----------------
   o   Investment products:             |         REVENUE-PRODUCING
                                        |--          THIRD-PARTY
        o   Annuities                   |             ALLIANCES
                                        |         -----------------
        o   Mutual Funds                |
                                        |
        o   Insurance                   |
                                        |
   o   Real estate joint ventures     --|


-------------------------------------------------------------------------------
                                                                             22

COMBINING STRENGTHS:  THE NYB/RSLN MERGER

PRO FORMA FEE AND SERVICE-RELATED INCOME WILL RISE APPROXIMATELY
37% Y-O-Y IN 2003.

-------------------------------------------------------------------------------

(in millions)

                         ------------------------------
                         Fee and Service-related Income
                         ------------------------------




$5.4   $1.9       $7.1   $4.6       $18.3   $42.2       $34.4   $64.0       $19.0(a)   $68.4(a)       $87.4(a)
---------------------------------------------------------------------------------------------------------------
RSLN    NYB       RSLN    NYB        RSLN    NYB         RSLN    NYB         RSLN        NYB          Pro Forma
                                                                                                       w/ RSLN
    1999              2000               2001                2002                   2003                 2003


(a) 1H 03 Annualized
-------------------------------------------------------------------------------
                                                                             23

COMBINING STRENGTHS:  THE NYB/RSLN MERGER

NYS'S MERGER TRANSACTIONS WITH HAVN AND RCBK EXCEEDED EXPECTATIONS.
-------------------------------------------------------------------------------




(dollars in millions,
except per share data)        Haven Bancorp             Richmond County              NYB 2002 Results              Roslyn Bancorp
-----------------------------------------------------------------------------------------------------------------------------------

Announcement Date:            June 27, 2000             March 27, 2001                    --                       June 27, 2003

Closing Date                  November 30, 2000         July 31, 2001                     --                       4Q '03

Announced Transaction Value:  $196                      $802                              --                       $1,569

Assets / Deposits:            $2,966 / $2,151(a)        $3,213 / $2,093              $11,313 / $5,256              $10,809 / $6,085

Announced Cost Savings:       ~25% of Haven             11% combined                 Greatly exceeded              10% of combined

Announced Revenue                                                                    464% core revenue growth
Enhancements:                 None                      None                         recorded from 2000 - 2002     None

Efficiency Ratio:             73.9% (1Q'00)(a)          45.7% (4Q'00)(a)             25.3%                         26.2% (1Q'03)(a)

Projected Diluted EPS (b):    $0.88 in '02              $1.14-$1.19 in '02           $1.67                         $2.53 in '04(e)

Projected Accretion:          21.7%                     118.-16.5%                   129.4%(c)                     10.0%

Projected Diluted
Cash EPS (b)(d):              $1.06 in '02              $1.19 in '02                 $1.89                         $2.58 in '04

Projected Accretion:          10.8%                     16.5%                        95.3%(c)                      10.8%



(a)  Data from the last company report filed prior to transaction announcement.
(b)  Adjusted to reflect NYB's 4-for-3 stock split on May 21, 2003.
(c)  2002 NYB results compared to stand-alone Street estimates as of March 2000.
(d)  The Company calculated its diluted cash earnings per share for 2002 by adding back non-cash items of $30.5 million, or $0.22 per diluted share, to net income of $229.2 million, or $1.67 per diluted share.
(e)  Reflects the projected $3.5 billion reduction in securities, which will reduce pro forma diluted EPS from $2.72 to $2.53.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                             24

COMBINING STRENGTHS:  THE NYB/RSLN MERGER

PRO FORMA SECURITIES PORTFOLIO WILL BE DOWNSIZED BY APPROXIMATELY $3.5 BILLION.
-------------------------------------------------------------------------------


           Plan                                 Projected Results
           ----                                 -----------------

o Approximately $3.5 billion             o Enhanced earnings quality
  downsizing of securities portfolio
                                         o Reduced interest rate and extension
o Assumed 2.0% pre-tax apread lost         risk
  on the downsized assets / liabilities
                                         o Reduced exposure to market value
o Buyback stock to target 5.25%            volatility
  tangible common ratio at close
                                         o $100+ million of equity freed up

                                         o Improved new interest margin

                                         o Reduced leverage at an opportune time

                                         o Re-aligned securities portfolio

-------------------------------------------------------------------------------
                                                                             25

CREATING VALUE:  THE NYB/RSLN MERGER

THE VALUE OF NYB'S SHARES
-------------------------------------------------------------------------------

(dollars in millions, except per share data)

MARKET CAPITALIZATION



  $105      $175      $249      $362      $604      $632      $570     $1,087    $2,329     $3,052    $4,034    $4,545    $6,408(a)
------------------------------------------------------------------------------------------------------------------------------------
11/23/93  12/31/94  12/31/95  12/31/96  12/31/97  12/31/98  12/31/99  12/31/00  12/31/01   12/31/02   6/30/03   7/14/03    7/14/03


PRICE PER SHARE (ADJUSTED FOR 8 SPLITS
INCLUDING A 4-FOR-3 STOCK SPLIT IN 5/21/03)



 $1.24      $1.96      $2.93      $4.68      $9.00      $9.92      $9.05      $12.25     $17.15     $21.66     $29.09    $32.77
-----------------------------------------------------------------------------------------------------------------------------------
11/23/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00   12/31/01   12/31/02    6/30/03   7/14/03

ANNUAL YIELD PRODUCED BY $0/92 PER SHARE
DIVIDEND ON SHARES PURCHASED AT THIS DATE




  74.2%      46.9%      31.4%      19.7%      10.2%      9.3%       10.2%      7.5%       5.4%       4.2%       3.2%      2.8%
-----------------------------------------------------------------------------------------------------------------------------------
11/23/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00   12/31/01   12/31/02   6/30/03   7/14/03


(a) Pro forma w/ RSLN

-------------------------------------------------------------------------------
                                                                             26

CREATING VALUE:  THE NYB/ RSLN MERGER

THE MERGER CREATES A SIGNIFICANT OPPORTUNITY FOR SHARE VALUE CREATION
-------------------------------------------------------------------------------

                                                    % Appreciation (a)
                                                    ------------------

                                                 Share Price     Dividend
                                                 -----------     --------

             HYB - November 23, 1993                2,543 %       6,215 %

             Haven - June 27, 2000(b)                 464           176

             Richmond County - March 27, 2001(b)      150           130

             Roslyn - June 27, 2003(b)                 13            10



o As of July 14, 2003
o Reflected appreciation in NYB's price per share and its quarterly cash dividend sine the merger transaction was announced

-------------------------------------------------------------------------------
                                                                             27

CREATING VALUE:  THE NYB/RSLN MERGER

THE MERGER WILL ENHANCE NYB'S FRANCHISE, PERFORMANCE, AND VALUE.
-------------------------------------------------------------------------------

o Creates the NY Metro region's largest community bank, based on market capitalization and total assets

o Is immediately 18% accretive to diluted GAAP EPS prior to the $3.5 billion downsizing of the securities portfolio; when the downsizing is completed, the merger will still produce 10% diluted EPS accretion

o Combines a premier asset generator with a premier deposit accumulator

o Strengthens the Company's capacity for capital generation and capital management initiatives

o Increases deposit share in Brooklyn, Queens, Nassau, and Suffolk markets

o $3.5 billion downsizing of the securities portfolio reduces leverage at an opportune time

o Joins two companies with significant integration expertise, common operating philosophies, and identical systems platforms

o        Creates a significant opportunity for shareholder value creation

-------------------------------------------------------------------------------
                                                                             28

APPENDIX

RECONCILIATION OF GAAP AND NON-GAAP MEASURES
-------------------------------------------------------------------------------

o As calculated in accordance with GAAP, the Company's 2000 and 2001 diluted earnings per share were $0.42 and $1.01, respectively.
         The 2000 amount reflected a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in operating expenses, resulting in a net charge of $11.4 million, or $0.20 per diluted share. The 2001 amount included a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in operating expenses and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per diluted share.

o As calculated in accordance with GAAP, the Company's 2000 and 2001 efficiency ratios were 52.08% and 38.04%, respectively. The Company's 2000 core efficiency ratio excluded a gain of $13.5 million on the sale of a Bank-owned property from other operating income and a merger-related charge of $24.8 million from operating expenses.
         Its 2001 core efficiency ratio excluded a gain of $39.6 million on the sale of certain assets from other operating income and a merger-related charge of $23.5 million from operating expenses.

-------------------------------------------------------------------------------
                                                                             29

FOR MORE INFORMATION:

-------------------------------------------------------------------------------

                        |-----|                     |------|
                        | NYB |                     | RSLN |
                        |-----|                     |------|

Web Site:        o  www.myNYCB.com            o  www.roslyn.com

E-Mail:          o  iangarola@mynycb.com      o  mfeder@roslyn.com

Phone:           o  (516) 683-4420            o  (516) 942-6150

Address:         o  615 Merrick Avenue        o  One Jericho Plaza
                    Westbury, NY  11590          Jericho, NY  11753



                                                                        7/29/03
-------------------------------------------------------------------------------
                                                                             30